December 9, 2009

Via: Facsimile and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: John P. Lucas

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated November 24, 2009, regarding
Timberline Resources Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed November 13, 2009
File No. 333-162631

Ladies and Gentlemen:

Timberline Resources Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the November 24, 2009 letter regarding the above-referenced amendment No. 1 to Form S-3 (File No. 333-162631) for the Company (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosure in the Registration Statement.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

December 9, 2009

General

Staff Comment No. 1.

Because it does not appear that you meet the qualification of Rule 8-08(b) of Regulation S-X, your registration statement must include your audited financial statements for the fiscal year ended September 30, 2009.  Please revise to include the required financial statements, or explain why these are not required to be filed.

Company Response:

The Company has incorporated by reference in amendment number two to the Registration Statement (the “Amended Registration Statement”), filed concurrently herewith, its annual report on Form 10-K, filed with the Commission on December 8, 2009, which includes its audited consolidated financial statements for the year ended September 30, 2009.

Exhibit 5.1

Staff Comment No. 2

Please file an executed legal opinion.  In this regard, we note that the opinion file with this amendment does not contain the signature included in the opinion filed October 22, 2009.

Company Response:

The Company has filed the executed legal opinion with the Amended Registration Statement.

Engineering Comments

Staff Comment No. 3

Generally, mineralized material should be reported as “in place” grade and tonnage.  Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves.  Please note that “mineralized material” does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators.

•

Remove the terms “measured,” “indicated,” “Inferred” “mineral resource,” “mineral resource base,” “drill indicated,” “geological resources” and associated estimates.

•

If the quantities associated with the above terms meet the requirements of mineralized material, disclosure the estimates as “mineralized material.”

•

Please do not disclose estimates based on geologic inference, such as “inferred” or “possible” resources.

December 9, 2009

Company Response:

The Company has complied with this comment in the Amended Registration Statement by removing all references to these terms.

Staff Comment No. 4

The cutoff grade is a critical component used to evaluate the potential of your mineral properties.  Please disclose the assumed operating costs and recovery parameters used to determine your cutoff grade estimate.  Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineralized material has reasonable prospects for economic extraction.  In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices – based on a three-year historic average.

Company Response

The Company has complied with this comment, to the extent applicable, in the Amended Registration Statement.

Closing Comments

The Company affirms the aforementioned statements.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding these responses, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

Timberline Resources, Inc.

/s/ Randal L. Hardy

Mr. Randal L. Hardy

Chief Executive Officer